SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2004

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE OF RESULTS OF REPURCHASE OF NTT SHARES

On November 26, 2004, the registrant filed a notice of results of repurchase of its own shares through ToSTNet-2 with the Tokyo Stock Exchange and the other stock exchanges in Japan on which its securities are traded.

Attached is an English translation of the notice describing the details of the repurchase results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Shigehito Katsuki
Name:	Shigehito Katsuki
Title:	General Manager
Department IV

Date: November 26, 2004

November 26, 2004

Notice of results of repurchase of NTT shares

Further to the announcement made on November 25, 2004, Nippon Telegraph and Telephone Corporation today purchased its own shares under Article 210 of the Japanese Commercial Code. The details of the repurchase are as follows:

1. Class of repurchased shares:	Common stock
2. Number of repurchased shares:	800,145 shares
3. Price of repurchased shares:	458,000 yen per share
4. Date of repurchase:	November 26, 2004
5. Method of repurchase:	Acquisition at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2).

(Further Information)

1. The resolutions on repurchase of NTT shares decided by the shareholders at the 19th ordinary general meeting on June 29, 2004 were as follows:

(1) Class of shares: Common stock

(2) Number of shares to be repurchased: 1,000,000 shares (maximum)

(3) Total value of shares to be repurchased: 600 billion yen (maximum)

2. The progress of repurchase to date

(1) Total number of repurchased shares: 800,145 shares

(2) Total value of repurchased shares: 366,466,410,000 yen

For inquiries, please contact:

Investor Relations Group

Department IV

Nippon Telegraph and Telephone Corporation

Attn: Shioyama (Mr.) or Hanaki (Mr.)

Tel: 03-5205-5581

E-mail: investors@hco.ntt.co.jp